SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

6 August 2021

Form 10 Registration Statement declared effective

Further to the announcement made earlier today regarding the proposed demerger of Jackson Financial Inc. ("Jackson") from Prudential plc ("Prudential") (the "Demerger"), Jackson's Form 10 registration statement in relation to the Demerger ("Form 10") has been declared effective by the Securities and Exchange Commission ("SEC").

The Information Statement accompanying the Form 10 is available on Prudential's website at www.prudentialplc.com and on the SEC's website at https://www.sec.gov/edgar/browse/?CIK=1822993&owner=exclude.

In advance of its listing on the New York Stock Exchange, Jackson plans to have a number of engagements with investors and analysts including a virtual briefing event.

Contacts

Media		Investors/Analysts
Tom Willetts	+44 (0)20 3977 9760	Patrick Bowes	+44 (0)20 3977 9702
Addy Frederick	+44 (0)20 3977 9399	William Elderkin	+44 (0)20 3977 9215

Notes to Editors

About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

About Jackson
Jackson® is committed to helping clarify the complexity of retirement planning-for you and your clients. Our range of annuity products, financial know-how, history of award-winning service* and streamlined experiences strive to reduce the confusion that complicates your clients' plans. We believe by providing clarity for all today, we can help drive better outcomes for tomorrow. For more information, visit www.jackson.com.

*SQM (Service Quality Measurement Group) Contact Center Awards Program for 2004 and 2006-2019. (To achieve world-class certification, 80% or more of call-center customers surveyed must have rated their experience as very satisfied, the highest rating possible.)

Disclaimer
This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary